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                           September 11, 2023

       Cecil Magpuri
       Chief Executive Officer
       Falcon's Beyond Global, Inc.
       6996 Piazza Grande Avenue, Suite 301
       Orlando, FL 32835

                                                        Re: Falcon's Beyond
Global, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed September 1,
2023
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed September 5,
2023
                                                            File No. 333-269778

       Dear Cecil Magpuri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-4

       Description of the Strategic Investment, page 80

   1.                                                   Your disclosure
indicates that following the strategic investment, management concluded that the Company does
not control FCG LLC and therefore it is deconsolidated and is accounted for as an
equity investment in the Company's consolidated financial
                                                        statements. Given the
Company's 75% equity interest in FCG LLC, please explain why the Company does not
believe that it controls FCG LLC.
 Cecil Magpuri
FirstName  LastNameCecil   Magpuri
Falcon's Beyond  Global, Inc.
Comapany 11,
September  NameFalcon's
               2023       Beyond Global, Inc.
September
Page 2     11, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Strategic Investment, page 90

2. Refer to adjustment (5) - Please explain in further detail how you calculated or determined the Company's share of the losses on the Company's equity method investment in FCG
         LLC.
3. Refer to adjustment (6) - Please revise to disclose the amount of the basis difference of the
         Company's equity investment in FCG LLC which is being amortized over a useful life of five years.
Falcon's Beyond Global, LLC Interim Financial Statements
Notes to the Condensed Consolidated Financial Statements (Unaudited)
12. Subsequent Events, page F-165

4. Your disclosure indicates that as of July 27, 2023, FCG LLC is deconsolidated and accounted for as an equity method investment in the Company's consolidated financial statements due to consent rights granted to OIC that are determined to be significant participating rights. Please explain in further detail the nature of the consent rights that have been granted to OIC and explain in further detail why you believe deconsolidation is appropriate as a result of these rights given your 75% equity interest in this entity.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Joel Rubinstein, Esq.